UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Asanko Gold Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

04341Y105
(CUSIP Number)

February 11, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of this Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,756,767
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,756,767
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,756,767
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1 This calculation is based on 193,875,607 common shares, without par value, of Asanko Gold Inc. (the “Issuer”) outstanding as of February 11, 2015.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,213,971
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,213,971
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,213,971
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,213,971
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,213,971
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,213,971
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mason Hill Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Illiquid General Partner, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 542,796
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 542,796
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,796
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.28%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Equinox Illiquid Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 542,796
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 542,796
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,796
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.28%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1See Footnote 1.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sean M. Fieler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,756,767
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,756,767
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,756,767
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%[1]
12.	NAME OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1See Footnote 1.

Item 1.

(a) Name of Issuer

The issuer is Asanko Gold Inc., a company incorporated in British Columbia, Canada (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

700 -1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5

Item 2.

(a) Name of Persons Filing

The persons filing this statement on Schedule 13G (this “Schedule 13G”) are Mason Hill Advisors LLC, a Delaware limited liability company (“Mason Hill”), Equinox Asset Management LLC, a Delaware limited liability company (“EAM”), Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”), Mason Hill Partners, LP, a Delaware Limited Partnership (“Mason Hill Partners”), Equinox Illiquid General Partner, LP, a Delaware limited partnership (“Illiquid GP”), Equinox Illiquid Fund, LP, a Delaware limited partnership (“Illiquid”), and Sean M. Fieler (together with Mason Hill, EAM, Equinox Partners, Mason Hill Partners and Illiquid GP, the “Reporting Persons”).

Mason Hill’s principal business is serving as an investment adviser to certain affiliated funds, including Equinox Partners, Mason Hill Partners and Illiquid.

EAM’s principal business is serving as the sole general partner of each of Equinox Partners and Mason Hill Partners.

Illiquid GP’s principal business is serving as the sole general partner of Illiquid.

Each of Equinox Partners, Mason Hill Partners and Illiquid (collectively, the “Funds”) is a private investment fund.

Mr. Fieler owns a controlling interest in Mason Hill and is the managing member of each of Mason Hill and EAM.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13G is attached as Exhibit 99.1 hereto.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 27th Floor, New York, New York 10022.

(c) Citizenship

Mr. Fieler is a United States citizen.  Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities

Common shares, without par value (“Common Shares”).

(e) CUSIP Number

04341Y105

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check

Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Based on the foregoing, the 10,756,767 Common Shares (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 5.55% of the Common Shares outstanding. This calculation is based on 193,875,607 Common Shares of Asanko Gold Inc. (the “Issuer”) outstanding as of February 11, 2015.

Mason Hill, as the investment adviser to the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Equinox Partners and Mason Hill Partners, EAM may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 10,213,971 Common Shares held for the account of Equinox Partners. As the general partner of Illiquid, Illiquid GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 542,796 Common Shares held for the account of Illiquid. By virtue of Sean M. Fieler’s position as the managing member of Mason Hill and the fact that he owns a controlling interest in Mason Hill, Mr. Fieler may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, he may be deemed to be the beneficial owner of the Subject Shares.

A.  Mason Hill Advisors LLC

(a) Amount beneficially owned

As of February 11, 2015, Mason Hill may be deemed to beneficially own 10,756,767 Common Shares.

(b) Percent of class

The number of Common Shares that Mason Hill may be deemed to beneficially own is 5.55% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,756,767

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,756,767

B.  Equinox Asset Management LLC

(a) Amount beneficially owned

As of February 11, 2015, EAM may be deemed to beneficially own 10,213,971 Common Shares.

(b) Percent of class

The number of Common Shares that EAM may be deemed to beneficially own is 5.27% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,213,971

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,213,971

C.  Equinox Partners, L.P.

(a) Amount beneficially owned

As of February 11, 2015, Equinox Partners may be deemed to beneficially own 10,213,971 Common Shares.

(b) Percent of class

The number of Common Shares that Equinox Partners may be deemed to beneficially own is 5.27% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,213,971

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,213,971

D.  Equinox Illiquid General Partner, LP

(a) Amount beneficially owned

As of February 11, 2015, Illiquid GP may be deemed to beneficially own 542,796 Common Shares.

(b) Percent of class

The number of Common Shares that Illiquid GP may be deemed to beneficially own is 0.28% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 542,796

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 542,796

E.  Equinox Illiquid Fund, LP

(a) Amount beneficially owned

As of February 11, 2015, Illiquid may be deemed to beneficially own 542,796 Common Shares.

(b) Percent of class

The number of Common Shares that Illiquid may be deemed to beneficially own is 0.28% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 542,796

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 542,796

G.  Sean M. Fieler

(a) Amount beneficially owned

As of February 11, 2015, Mr. Fieler may be deemed to beneficially own 10,756,767 Common Shares.

(b) Percent of class

The number of Common Shares that Mr. Fieler may be deemed to beneficially own is 5.55% of the Common Stock outstanding.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,756,767

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 10,756,767

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See information in Item 2 above.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2015

MASON HILL ADVISORS LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	EQUINOX ASSET MANAGEMENT LLC By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX PARTNERS, L.P. By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager	MASON HILL PARTNERS, LP By: Equinox Asset Management LLC, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Manager
EQUINOX ILLIQUID GENERAL PARTNER, LP By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory	EQUINOX ILLIQUID FUND, LP By: Equinox Illiquid General Partner, LP, its general partner By: /s/ Sean M. Fieler Name: Sean M. Fieler Title: Authorized Signatory
SEAN M. FIELER By: /s/ Sean M. Fieler